UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02020298

February 17, 2002

NO ACT
P.E 12-20-2001

Act 1934 1-06269
Section
Rule 14A-8
Public Availability 2/17/2002

PROCESSED
APR 16 2002
THOMSON FINANCIAL

Anthony R. Augliera
Senior Vice President and
Assistant General Counsel
First Union Corporation
Legal Division
One First Union Center
301 South College Street (NC0630)
Charlotte, NC 28288-0630

Re: Wachovia Corporation
Incoming letter dated December 20, 2001

Dear Mr. Augliera:

This is in response to your letter dated December 20, 2001 concerning the shareholder proposal submitted to Wachovia by John Jay Bredenberg, Jr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Jay Bredenberg, Jr.
4210 Brambletye Drive
Greensboro, NC 27407

First Union Corporation
Legal Division
One First Union Center
301 South College Street (NC0630)
Charlotte, NC 28288-0630
Tel 704 374-6611
Fax

DEC 20 2001

1934 Act/Rule 14a-8

December 20, 2001

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wachovia Corporation - Omission of Shareholder Proposals

Ladies and Gentlemen:

Wachovia Corporation, a North Carolina corporation ("Wachovia"), hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit two shareholder proposals from its proxy statement and form of proxy for Wachovia's 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

The Proposals

On or about April 26, 2001, Wachovia (formerly named First Union Corporation ("First Union")) received a letter (the "Letter") from Mr. John Jay Bredenberg, Jr. (the "Proponent") containing two separate shareholder proposals for inclusion in Wachovia's 2002 Proxy Materials.* The first proposal (the "First Proposal") set forth in the Letter mandates that "[e]ffective immediately, the total compensation package for the individual Executive Officers and the Board of

* Please note that on September 1, 2001, the former Wachovia Corporation merged into First Union and First Union changed its name to "Wachovia Corporation."

Directors is to be cut in half. This is to remain in effect until the dividend regains the year 2000 level of $1.92 per share for a minimum of one year." The second proposal (the "Second Proposal" and, together with the First Proposal, the "Proposals") mandates the Board of Directors "to seek and hire a competent CEO within a six-month period." The Letter is attached as Exhibit A.

Although Wachovia believes that the Letter sets forth two separate shareholder proposals that may be excluded pursuant to Rule 14a-8(c), Wachovia did not inform the Proponent that he exceeded the one proposal limitation set forth in Rule 14a-8(c). ** Nevertheless, for the reasons set forth below Wachovia believes it may properly omit both Proposals from its 2002 Proxy Materials.

Summary of Wachovia's Position

As set forth more fully below, Wachovia believes that it may properly omit the Proposals from its 2002 Proxy Materials. Wachovia believes that the First Proposal may be omitted pursuant to Rule 14a-8(i)(13) because it relates to a specific amount of cash or stock dividends. In addition, Wachovia believes that both Proposals may be omitted pursuant to (i) Rule 14a-8(i)(7) because they relate to Wachovia's ordinary business operations; (ii) Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because the Proposals may, if implemented, cause Wachovia to violate state law and, therefore, Wachovia would lack the power or authority to implement them; (iii) Rule 14a-8(i)(1) because the Proposals are not a proper subject for action by shareholders under North Carolina law; and (iv) Rule 14a-8(i)(3) because the Proposals are false and misleading under Rule 14a-9 under the Exchange Act and, therefore, violate the proxy rules. Wachovia also believes that the Second Proposal may be omitted under Rule 14a-8(i)(8) because it relates to the election for membership on Wachovia's Board of Directors. Finally, Wachovia believes that in the event the Staff does not agree that both Proposals may be omitted from its 2002 Proxy Materials for any of the foregoing reasons, then the Proposals may be omitted pursuant to Rule 14a-8(c) because they constitute more than one proposal.

I. Rule 14a-8(i)(13) – The First Proposal Relates to a Specific Amount of Cash Dividends.

Rule 14a-8(i)(13) permits the exclusion of a shareholder proposal if the proposal relates to specific amounts of cash or stock dividends. Wachovia's current annual dividend is $0.96 per share. The First Proposal, in essence, is seeking an increase in Wachovia's annual dividend from $0.96 per share to $1.92 per share. The First Proposal would require that the total compensation package of executive officers and Wachovia's Board of Directors be reduced by 50% until Wachovia's dividend is restored to its 2000 $1.92 per share level for a minimum of one year. By requesting a $0.96 increase in the annual dividend to $1.92 per share, the First Proposal unquestionably relates to a specific and quantifiable amount of cash dividends. The Staff has consistently concluded that proposals that require executive and/or director compensation to be reduced or restricted until a specific and quantifiable dividend goal is attained relate to a specific amount of dividends that may be excluded under Rule 14a-8(i)(13), and its predecessor, Rule 14a-

** The Staff has recognized that several unrelated proposals that do not relate to one specific concept constitute more than one proposal. See Fotoball, Inc. (publicly available May 6, 1997).

8(c)(13). For example, in SCEcorp (publicly available January 24, 1995), the Staff permitted the exclusion of a proposal pursuant to Rule 14a-8(c)(13) that directed the company to reduce salaries of all non-union employees and directors by a percentage equal to the 1994 dividend cut, with such salaries and benefits not to be restored until the dividend was restored to its 1994 level. The Staff noted that the proposal related to restoring the dividend to its 1994 level and, therefore, to a specific amount of cash dividends. Similarly, in Central Vermont Public Service Corporation (publicly available November 30, 1995), the Staff concluded that a proposal requesting that all executive salaries be reduced by 25% and all bonuses and stock options be frozen until the dividend has been restored to $0.35.5 per quarter was properly excludable under Rule 14a-8(c)(13) as a matter relating to a specific amount of cash dividends.

In Wachovia's case, in December 2000, after careful and deliberate consideration, Wachovia's Board of Directors reduced Wachovia's annual dividend by 50%, from $1.92 per share to $0.96 per share in order to strengthen Wachovia's capital position in light of an uncertain economic climate. The First Proposal requires that executive and director compensation be reduced until a specific and quantifiable dividend goal is attained, namely an increase of $0.96 to $1.92 per share. As was the case in SCEcorp, the First Proposal would reduce salaries by the same percentage as the December dividend reduction "until the dividend regains the year 2000 level of $1.92 per share." By linking Wachovia's specific dividend amount to director and executive compensation, the Proponent intends to penalize the Board and management for reducing the dividend and to create an improper and coercive incentive for the Board to restore Wachovia's dividend to $1.92 per share.

The First Proposal is virtually identical to the proposals in SCEcorp and Central Vermont Public Service Corporation as well as numerous other instances where the proponent impermissibly sought to create a direct link between executive and/or director compensation and a specific and quantifiable dividend level in an attempt to coerce the board of directors, *quid pro quo*, to pay a certain amount of dividends. See also Northeast Utilities Service Company (publicly available March 3, 1997) (proposal calling for the reduction of bonuses and other forms of executive compensation by 43% or more if the dividend is further reduced, until the dividend "returns to 44 cents per quarter per share" properly excludable under Rule 14a-8(c)(13)); Banknorth Group, Inc (publicly available February 16, 1995) (proposal mandating that no bonuses, stock awards, options or other forms of incentive compensation shall be awarded to the company's officers so long as the dividend remains less than the dividend paid in 1990 properly excludable under 14a-8(c)(13)); The Boeing Company (publicly available February 7, 1998) (proposal mandating a moratorium on salary raises and bonuses until the dividend is increased by 35% properly excludable under Rule 14a-8(c)(13)); PacifiCorp (publicly available March 8, 1999) (proposal requiring that dividends be raised by the same percentage that total compensation is raised properly excludable because it includes a formula that would result in a specific dividend amount)); Delmarva Power and Light Company (publicly available February 21, 1995) (proposal recommending that the board ensure that any increases in senior executive compensation result in corresponding percentage increases in dividends, and any decreases in dividends result in decreased executive compensation properly excludable under Rule 14a-8(c)(13)); and UJB Financial Corporation (publicly available March 4, 1994) (proposal requesting the board to freeze or "downsize" all forms of compensation to the company's CEO, directors and management for the purpose of restoring the company's $1.16 dividend properly excludable under Rule 14a-8(c)(13)). See also General Motors Corporation (publicly available April 7, 2000) (proposal mandating that the company raise the common stock dividend by $0.10 per share per quarter excludable under Rule 14a-8(i)(13)); and Lydall, Inc. (publicly available March 28, 2000) (proposal to pay a dividend of not less than 50% of annual net income properly excludable under Rule 14a-8(i)(13)).

As noted above, by effectively requesting a $0.96 increase in the annual dividend, the First Proposal clearly relates to a specific amount of cash dividends. Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, Wachovia believes that it may properly omit the First Proposal under Rule 14a-8(i)(13).

II. Rule 14a-8(i)(7) – Proposals Deal with Wachovia's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal if the proposal deals with the company's ordinary business operations. Wachovia believes that both Proposals relate to Wachovia's ordinary business operations and may be excluded from its 2002 Proxy Materials pursuant to Rule 14a-8(i)(7).

The First Proposal

Wachovia believes that the First Proposal is excludable under Rule 14a-8(i)(7) because it deals with Wachovia's ordinary business operations. The First Proposal would interfere with Wachovia's dividend declaration and payment activities, which activities Wachovia believes are well within its ordinary business operations. Sections 55-8-01 and 55-6-40 of the North Carolina Business Corporation Act (the "NCBC Act") provide the Board with the power to manage the affairs of the company and to declare dividends. Declaring dividends, and establishing the amount thereof, by the Board involve the comprehensive consideration of numerous issues related to the day-to-day operations of Wachovia, including the earnings, cash requirements and financial condition of Wachovia and its subsidiaries, applicable government regulations and other factors. In addition, Wachovia is a bank holding company, and Wachovia and its bank subsidiaries also are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Staff has recognized that decisions relating to dividend declaration and payment are matters relating to the conduct of ordinary business operations. See Independent Bank Corp. (publicly available January 15, 1997) (the operation of a dividend reinvestment plan is a matter relating to ordinary business operations); and NYNEX Corporation (publicly available January 19, 1989) (proposal relating to the payment date of dividends deals with ordinary business operations). As noted above, the First Proposal is essentially an improper attempt to coerce the Board into paying a certain level of dividends by restricting compensation. To the extent the First Proposal relates to Wachovia's payment or establishment of a specified dividend, a matter that requires the comprehensive considerations noted above, it also deals with Wachovia's ordinary business operations and may be excluded pursuant to Rule 14a-8(i)(7).

The Second Proposal

The Second Proposal instructs the Board to seek and hire a new chief executive officer within a six-month period. Of course, in order to implement the Second Proposal the Board also would be required to terminate, or otherwise seek the termination of, the employment of Wachovia's current Chief Executive Officer. The Proponent's statements relating to the Second Proposal clearly indicate his displeasure with the current Chief Executive Officer and the Proponent's belief that he should be replaced. Accordingly, the Second Proposal is precisely the type of proposal that Rule 14a-8(i)(7) is intended to exclude because it interferes with Wachovia's ability to control decisions related to the hiring, promotion or termination of employees, and accordingly, deals with Wachovia's ordinary business operations and matters that are more appropriately addressed by the board of directors.

The Staff has made clear that proposals calling for the board of directors to seek new management or replace or terminate any of the company's executive officers, including the chief executive officer, may be excluded from proxy materials because such proposals deal with ordinary business operations. In Spartan Motors, Inc. (publicly available March 13, 2001), the Staff concluded that a proposal requesting the board to remove the company's chief executive officer and begin an immediate search for a replacement was excludable because it related to ordinary business operations. In reaching its conclusion, the Staff noted that the proposal involved ordinary business operations because it related to the "termination, hiring, or promotion of employees." Similar proposals directing or requesting the board to replace or remove the company's chief executive officer have all been found to deal with the company's ordinary business operations and, therefore, to be excludable under Rule 14a-8(i)(7), and its predecessor, Rule 14a-8(c)(7). See also Wisconsin Energy Corporation (publicly available January 30, 2001) (proposal requesting the board to seek the resignation of the company's CEO and president was properly excludable as relating to ordinary business operations); U.S. Bancorp (publicly available February 27, 2000) (proposal mandating the removal of U.S. Bancorp's officers, including its chief executive officer, excludable because it relates to the company's ordinary business operations); Exxon Corporation (publicly available January 26, 1990) (proposal requesting the removal of the current CEO and chairman and the selection of a new CEO and chairman excludable under Rule 14a-8(c)(7) because it deals with the decision to terminate executive personnel); and Public Service Company of Colorado (publicly available March 19, 1987) (proposal seeking new leadership in management of company excludable as relating to ordinary business operations). Wachovia believes that the Second Proposal, like the proposals referred to above, clearly relates to the termination and hiring of executive personnel and is excludable under Rule 14a-8(i)(7).

Based on the foregoing, Wachovia believes that it may properly omit the Proposals from its 2002 Proxy Materials under Rule 14a-8(i)(7).

III. Rule 14a-8(i)(2) and Rule 14a-8(i)(6) – The Proposals Would Cause Violation of State Laws and is Beyond Wachovia's Power to Effectuate.

Rule 14a-8(i)(2) permits a company to exclude a proposal if the proposal would cause the company to violate a state law. Rule 14a-8(i)(6) permits exclusion if the proposal deals with a matter that is beyond the company's power to effectuate.

Both Proposals would require Wachovia to breach certain existing employment agreements in violation of state law with certain of its executive officers, including Wachovia's employment agreement with its Chief Executive Officer. The First Proposal would require Wachovia to cut immediately the salaries of its executive officers in half until Wachovia's prior dividend is restored. Wachovia's employment agreements with its executive officers require Wachovia to pay such executives a certain minimum level of compensation. The Second Proposal would require the Board to terminate, or seek the termination of, the Chief Executive Officer's employment with Wachovia without cause, which would be in violation of his employment agreement. In addition, in connection with the Wachovia merger, the merger agreement, Wachovia's Articles of Incorporation and Wachovia's Bylaws specify that the current CEO is to serve as Wachovia's CEO in accordance with the terms of his employment agreement. Under North Carolina law, Wachovia does not have the unilateral right to modify its contractual obligations with its executives and, therefore, Wachovia would be required to breach its contractual obligations in order to implement the Proposals. The breach of a contract by a North Carolina corporation violates North Carolina law. The Staff has consistently permitted the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6), and the predecessor to such rules, Rule 14a-8(c)(2) and Rule 14a-8(c)(6), if the proposals would cause the company to breach existing contractual obligations. See NetCurrents, Inc. (publicly available June 1, 2001) (proposal directing the company to replace all existing executive compensation and implement new executive compensation plans excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because it may cause the company to breach existing employment agreements or other contractual obligations); The Goldfield Corporation (publicly available March 28, 2001) (proposal urging the board of directors to seek shareholder approval for all present and future executive officer severance pay agreements excludable under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) because the proposal may cause the company to breach its existing severance agreements). See also Pico Products, Inc. (publicly available September 23, 1992) (proposal restricting annual individual officer or director compensation unless company has an operating profit excludable under Rule 14a-8(c)(2) and Rule 14a-8(c)(6)); and CoBancorp Inc. (publicly available February 22, 1996) (proposal requesting the rescission of the company's long-term incentive plan excludable as a breach of contract).

Because Wachovia cannot implement the Proposals without violating North Carolina law, Wachovia believes that the Proposals may be omitted pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

IV. Rule 14a-8(i)(1) – The Proposals are not a Proper Subject by Shareholders under North Carolina Law.

Rule 14a-8(i)(1) provides that a company may omit a proposal if, under the law of the company's domicile, the proposal is not a proper subject for action by shareholders. The Note to Rule 14a-8(i)(1) recognizes that "some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." Both Proposals, as written, would be binding on Wachovia if approved by the shareholders. The First Proposal mandates immediately cutting executive and director compensation in half until the dividend is restored to $1.92 per share. The Second Proposal mandates that the Board seek a new chief executive officer. Wachovia believes that both mandatory Proposals, if approved, would be binding and accordingly, are not proper subject matters for Wachovia shareholders.

Section 55-8-01(b) of the NCBC Act provides that all corporate powers are exercised by or under the authority of, and the business and affairs of the company managed under the direction of, the board of directors. Specifically, the NCBC Act provides that the board of directors shall act on the declaration of dividends (Section 55-6-40) and the appointment of officers (Section 55-8-40(a)). In addition, Article V, Section 2 of Wachovia's Bylaws generally states that executive officers shall be chosen by the Board of Directors and Article V, Section 10 of Wachovia's Bylaws generally provides that the compensation of executive officers shall be fixed from time to time by the Board of Directors. Accordingly, each of the Proposals mandates that the Board take certain actions that are squarely within the Board's discretionary authority under North Carolina law. Consequently, as consistently recognized by the Staff, the Proposals are not a proper subject for action by Wachovia shareholders, and Wachovia may properly omit the Proposals from its 2002 Proxy Materials under Rule 14a-8(i)(1). See Pico Products, Inc. (publicly available September 23, 1992); and The Boeing Company (publicly available February 25, 1997).

V. Rule 14a-8(i)(3) – The Proposals are Contrary to Proxy Rules.

Rule 14a-8(i)(3) permits the omission of a proposal that contravenes any Commission proxy rule or regulation, including Rule 14a-9. Note (b) to Rule 14a-9 states that material may be considered misleading within the meaning of Rule 14a-9 if it "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Proponent's statements in support of the Proposals are filled with various unsubstantiated statements that purport to state facts regarding the performance and conduct of Wachovia's management without any supporting evidence. For example, the Letter states that the falling stock price and dividend reduction are not the results of market conditions, but because of "gross corporate mismanagement." The Letter also states that Wachovia's chief executive officer "has demonstrated that he is unable to perform his duties and responsibilities of safeguarding and growing the financial interests of shareholders." The Proponent does not offer any factual support for any of these assertions. Furthermore, the statements that refer to "gross corporate mismanagement" and a "mismanagement team," and call for the Board to hire "a competent CEO," as well as statements that the current Chief

Executive Officer is "unable to perform his duties" and that "[t]he Board of Directors has failed to protect the interest of the Shareholders," impugn the character, integrity and personal reputations of the current Chief Executive Officer and the members of the Board, and also imply that such persons may have engaged in improper conduct without any factual support. The Proponent's statements also refer to recent comments by a television commentator describing "First Union as the poster child for mismanaged bank mergers." It is not clear when and if these statements were made with the authority of such commentator as an expert, with the commentator's consent to be named in the Proposals and in Wachovia's 2002 Proxy Materials, or the full context of any such statements. Wachovia believes that all of the above statements, without any supporting evidence, are potentially false and misleading within the meaning of Rule 14a-9. See The Swiss Helvetia Fund, Inc. (publicly available April 3, 2001) (proposal implying that the board of directors of the fund violated, or may choose to violate, their fiduciary duty excludable under Rule 14a-8(i)(3) because the proposal impugns their character, integrity and personal reputation); and Phoenix Gold International, Inc. (publicly available November 5, 2001) (portion of proposal found to be materially false or misleading under Rule 14a-8(i)(3)).

Finally, the Staff has recognized that a proposal may be omitted under Rule 14a-8(i)(3), and its predecessor, Rule 14a-8(c)(3), when it is so vague and indefinite that neither the shareholders voting upon the proposal, nor the company, would be able to determine with any reasonable certainty what measures the company would take in the event the proposal was approved. See CBS Corporation (publicly available February 22, 1999). Both Proposals are vague and indefinite in several ways. For example, the First Proposal is not clear as to what is meant by "the total compensation package" to be cut in half pursuant to the proposal. In addition, the Second Proposal is not clear on how the current Chief Executive Officer is to be replaced so that a new chief executive officer could be hired. Is the Board required to unilaterally breach his employment contract and fire the current Chief Executive Officer or ask for his resignation? See IDACORP, Inc. (publicly available September 10, 2001) (proposal setting forth "particulars" and procedures for the recall of board members excludable under Rule 14a-8(i)(3) as vague and indefinite).

Based on the foregoing, Wachovia believes that it may properly omit the Proposals under Rule 14a-8(i)(3).

VI. Rule 14a-8(i)(8) – The Second Proposal Relates to an Election to Office.

Rule 14a-8(i)(8) permits a company to exclude a proposal if the proposal relates to an election for membership on the company's board of directors. Wachovia's current Chief Executive Officer currently serves on the Board of Directors of Wachovia with a term expiring in 2003. In addition, as set forth in Wachovia's Articles of Incorporation and Bylaws, at the time that the current Chairman of the Board of Wachovia ceases to serve as Chairman of the Board, which shall be no later than Wachovia's 2004 annual shareholders' meeting, Wachovia's current CEO will succeed the current Chairman of the Board, unless otherwise determined by a special majority vote of the Board of Directors. Moreover, at such time Wachovia's Bylaws contemplate that the Chairman shall also be the Chief Executive Officer of Wachovia. Since the reason that Wachovia's current Chief

Executive Officer is serving on Wachovia's Board is primarily because he is Wachovia's Chief Executive Officer and is expected to eventually become Wachovia's Chairman of the Board, it is likely that he would be requested to resign as a director if the Second Proposal were to be adopted and he was no longer Chief Executive Officer. Consequently, the practical effect of the Second Proposal would be to remove or defeat a current director before his term has expired, thus circumventing the normal election process. Indeed, given the Proponent's statements about the current Chief Executive Officer it is reasonable to conclude that the Second Proposal also is essentially requesting his resignation as a Board member before his term has been completed. Accordingly, Wachovia believes that the Second Proposal is excludable as a matter relating to an election of office under Rule 14a-8(i)(8), and its predecessor, Rule 14a-8(c)(8). See SCEcorp (publicly available December 29, 1994) (proposal recommending that the chief executive officer, who also was the chairman of the board, be dismissed was excludable pursuant to Rule 14a-8(c)(8) as relating to the election of directors); U.S. Bancorp (publicly available February 27, 2000) (proposal mandating removal of board of directors excludable pursuant to Rule 14a-8(i)(8)); and NetCurrents, Inc. (publicly available April 25, 2001) (proposal seeking the removal and replacement of the company's chairman and chief executive officer excludable under Rule 14a-8(i)(8)).

Based on the foregoing, Wachovia believes that it may properly omit the Second Proposal under Rule 14a-8(i)(8).

VII. Rule 14a-8(c) – Failure to Comply with Proxy Rules.

In the event that the Staff does not agree that both Proposals may be excluded from Wachovia's 2002 Proxy Materials for any of the substantive reasons set forth herein, Wachovia believes that the Proposals may be excluded pursuant to Rule 14a-8(c) because the Proposals constitute more than one proposal. As noted above, Wachovia believes that the Letter sets forth two separate proposals, but did not notify the Proponent of this eligibility or procedural requirement within 14 calendar days of receiving the Letter. Nevertheless, Wachovia does not believe that the Proponent should be permitted to violate the proxy rules by including more than one proposal in Wachovia's 2002 Proxy Materials. The Staff, in certain circumstances, has recognized that although proponents should be given the opportunity to correct such deficiencies, they should not be permitted to otherwise violate the proxy rules. See CoBancorp Inc. (publicly available February 22, 1996) (proponent who failed to provide required share ownership information but was not informed of such deficiency by the company still required to provide the company with such information).

Conclusion

For the reasons set forth above, Wachovia respectfully submits that it may properly omit both Proposals from its 2002 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Wachovia omits such Proposals. In accordance with Rule 14a-8(j)(2)(iii), this letter also constitutes an opinion of counsel to the extent any of the reasons set forth herein are based on matters of state law.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed, and a copy of this letter is being sent to the Proponent. Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call the undersigned at (704) 383-4901.

Very truly yours,

Anthony R. Augliera
Senior Vice President and
Assistant General Counsel

cc: John Jay Bredenberg, Jr.

Exhibit A

John Jay Bredenberg, Jr.
4210 Brambletye Drive
Greensboro, North Carolina 27407
336 855-5411
hbredenberg@att.net

April 24, 2001

Corporate Secretary
First Union Corporation
One First Union Center
Charlotte, North Carolina 28288-0013

Please include the following Shareholder Proposal in the 2002 Proxy Statement to be voted on at the 2002 Annual Meeting of Stockholders.

Proposal

Recently Mark Haines, the host of CNBC's *Squawk Box,* described First Union as "the poster child for mismanaged bank mergers". The Shareholders have suffered financially from this mismanagement by experiencing the price of a share falling by half over the last several years as well as the dividend being cut in half by the Executive Officers and the Board of Directors. The falling stock price and reduction of the dividend are not the result of current market conditions but rather the result of gross corporate mismanagement. The Board of Directors has failed to protect the interest of the Shareholders.

It is time to share the pain created by this mismanagement team. Effective immediately, the total compensation package for the individual Executive Officers and the Board of Directors is to be cut in half. This is to remain in effect until the dividend regains the year 2000 level of $1.92 per share for a minimum of one year. Also, the Board of Directors are instructed to seek and hire a competent CEO within a six-month period. Ken Thompson has demonstrated that he is unable to perform his duties and responsibilities of safeguarding and growing the financial interest of the shareholder.

First Union has the potential to be the premier financial institution in the United States. Potential is only a dream without an adequate management team leader.

I presently own 14,538 shares of First Union. Your assistance with implementing this Shareholder Proposal into the Proxy Statement is appreciated.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wachovia Corporation
Incoming letter dated December 20, 2001

The first proposal relates to reducing the total compensation of individual executive officers and the board of directors until the dividend returns to $1.92 per share for a minimum of one year. The second proposal relates to seeking and hiring a new CEO within six months.

There appears to be some basis for your view that Wachovia may exclude the first proposal under rule 14a-8(i)(13). In this regard, we note that the first proposal relates to specific amounts of dividends. Accordingly, we will not recommend enforcement action to the Commission if Wachovia omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(13).

There appears to be some basis for your view that Wachovia may exclude the second proposal under rule 14a-8(i)(7), as relating to Wachovia's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Wachovia omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(7).

In reaching these positions, we have not found it necessary to address the alternative bases for omission upon which Wachovia relies.

Sincerely,

Grace K. Lee
Attorney-Advisor